May 11, 2011

VIA EDGAR

Mr. Hugh West

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BankFinancial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 9, 2011

File No. 000-51331

Dear Mr. West:

I write in response to the letter from the Securities and Exchange Commission (the “Commission”) to BankFinancial Corporation (the “Company”) dated April 21, 2011 relating to the above-referenced annual report. Our responses are named and numbered to correspond with the names and numbers of the comments contained in the Commission’s letter. We have included a copy of the text of the comment with each of the responses.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Pending Acquisition, page 61

1.	We note your disclosure regarding your pending acquisition and the inclusion of Consolidated Balance Sheets and Statements of Operations of DG Bancorp. It appears you have provided the aforementioned on a voluntary basis. If so, the Staff would expect complete audited historical financial statements consistent with Rule 3-05 of Regulation S-X. Please advise or revise as necessary.

Response:

We intend to file a Current Report on Form 8-K that will include audited historical financial statements consistent with Rule 3-05(b) of Regulation S-X prior to May 28, 2011; the latter date is 71 days after the date (March 21, 2011) on which we filed a Current Report on Form 8-K announcing the consummation of our acquisition of DG Bancorp, Inc. and its subsidiary, Downers Grove National Bank.

Critical Accounting Policies

Intangible Assets, page 28

2.	We note your disclosure here and in your risk factors (page 13) regarding the extent of your goodwill impairment testing during the fourth quarter 2010 (i.e. your use of a third party valuation firm, and that there was no impairment of your goodwill asset pursuant to the first step of the goodwill impairment test prescribed by ASC 350). Please confirm that you did not fail step one and tell us, and revise your future filings to disclosure for each reporting period, the percentage by which the fair value exceeded carrying value as of the date of the most recent test.

Response:

The Company confirms that it did not fail Step 1 of the impairment test prescribed by ASC 350. Specifically, the Company engaged an independent third-party valuation firm to make a determination of the fair value of its sole reporting unit, BankFinancial, F.S.B., at December 31, 2010 for the purposes of performing Step 1 of the goodwill impairment test prescribed by ASC 350. The third-party valuation firm concluded that the fair value of the reporting unit exceeded its carrying value at December 31, 2010, and accordingly, the goodwill of the reporting unit was not impaired under Step 1 of the impairment test prescribed by ASC 350. The percentage by which the fair value exceeded carrying value as of the date of the most recent test was 5.3%. The Company will revise its future Annual Reports on Form 10-K and in any other future filings reporting the results of goodwill impairment testing. to disclose for each reporting period the percentage, if any, by which the fair value exceeded carrying value as of the date of the most recent test.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans and Loan Income, page 73

3.	Please expand your future filings to disclose your policy for recognizing interest income on impaired loans, including how cash receipts are recorded pursuant to ASC 310-10-50-15(b).

Response:

The following information was included in our March 31, 2011 Form 10-Q filed on May 10, 2011:

“Nonaccrual loans and impaired loans are defined differently. Some loans may be included in both categories, and some may only be included in one category. Nonaccrual loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The Company’s reserve for uncollected loan interest was $2.9 million at March 31, 2011 and $2.7 million at December 31, 2010. When a loan is on non-accrual status and the ultimate collectability of the total principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. Alternatively, when a loan is on non-accrual status but there is doubt concerning only the ultimate collectability of interest, contractual interest is credited to interest income only when received, under the cash basis method pursuant to the provisions of ARC 310-10-50-14(A), ARC 310-10-50-15(b), ARC 310-10-50-15(d), ARC 310-10-50-15(e) and ARC 310-10-50-16, as applicable. In all cases, the average balances are calculated based on the month-end balances of the financing receivables within the period reported pursuant to the provisions of ARC 310-10-50-15(b) and ARC 310-10-50-17, as applicable.”

Goodwill and Other Intangible Assets, page 74

4.	Please revise your future filings to state, if true, that in addition to the annual impairment testing date you also assess goodwill when indicators suggest that an impairment may have occurred.

Response:

If we conduct an interim supplemental goodwill impairment test, we will include the percentage by which the fair value exceeded carrying value as of the date of the most recent test. In addition, future filings will include the following statement:

In addition to goodwill impairment testing conducted on an annual basis, we also assess goodwill when indicators suggest that a goodwill impairment may have occurred.

Note 4 – Loans Receivable, pages 81

5.	We note your added disclosures as a result of ASU 2010-20. Please expand your disclosure in future filings to address the following:

•	disclose the amount of net unamortized deferred fees and costs pursuant to ASC 310-10-50-4;

Response:

The following information was included in our March 31, 2011 Form 10-Q filed on May 10, 2011:

“Loans receivable are as follows:

	March 31, 2011	December 31, 2010

One-to-four family residential real estate loans	$300,349	$256,300
Multi-family mortgage loans	443,802	296,916
Nonresidential real estate loans	326,389	281,987
Construction and land loans	29,643	18,398
Commercial loans	75,137	64,679
Commercial leases	144,923	151,107
Consumer loans	3,383	2,182

Total loans	1,323,626	1,071,569
Net deferred loan origination costs	1,191	1,377
Allowance for loan losses	(22,504)	(22,180)

Loans, net	$1,302,313	$1,050,766”

•	disclose the information required for nonaccrual and past due financing receivables as of each balance sheet date pursuant to see ASC 310-10-50-7;

Response:

The following information was included in our March 31, 2011 Form 10-Q filed on May 10, 2011:

“Nonaccrual loans

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans, excluding purchased impaired loans:

	Nonaccrual loans	Recorded Investment	Loans Past Due Over 90 Days, still accruing

March 31, 2011
One-to-four family residential real estate loans	$6,366	$6,766	$—
One-to-four family residential real estate loans – non owner occupied	4,283	4,515	—
Multi-family mortgage loans	8,758	9,319	273
Wholesale commercial lending	4,405	4,606	—
Nonresidential real estate loans	12,830	12,987	516
Construction loans	3,274	3,634	—
Land loans	2,057	2,342	—
Commercial loans – secured	3,511	3,789	—
Commercial loans – unsecured	158	205	—
Commercial loans – other	96	119	—
Non-rated commercial leases	72	77	—
Consumer loans	—	—	—

	$45,810	$48,359	$789

	Nonaccrual loans	Recorded Investment	Loans Past Due Over 90 Days, still accruing

December 31, 2010
One-to-four family residential real estate loans	$5,748	$6,115	$47
One-to-four family residential real estate loans – non owner occupied	4,311	4,513	496
Multi-family mortgage loans	8,823	9,327	275
Wholesale commercial lending	4,405	4,589	—
Nonresidential real estate loans	12,428	12,575	—
Construction loans	3,274	3,601	—
Land loans	2,865	3,339	—
Commercial loans – secured	3,511	3,743	—
Commercial loans – unsecured	158	202	—
Commercial loans – other	97	118	—
Non-rated commercial leases	72	77	—
Consumer loans	3	3	—

	$45,695	$48,202	$818”

•

discuss the factors that influenced management’s judgment to estimate the allowance for loan losses by portfolio segment including historical losses and existing economic conditions pursuant to ASC 310-10-50-11B(a)(1);

Response:

The following information was included in our March 31, 2011 Form 10-Q filed on May 10, 2011:

“The following summarizes the applicable factors evaluated with respect to the general allowance for loan losses for each loan class:

One-to-Four Family Residential Real Estate Loans. The U.S. Index of Leading Economic Indicators is the national economic factor utilized for residential real estate loans; however, because the Company deems local economic factors more relevant to this loan class, the national economic factor accounts for only a 10% weighting. A composite index of the Chicago Purchasing Managers index and the regional unemployment rate comprises the local economic factor and is assigned a 20% weighting, except for non-owner-occupied loans which are assigned a 50% weighting due to their greater reliance on low-income family tenancies. The Company’s historical loss ratio for this class of loans is computed using a rolling twelve-quarter average and is assigned a 70% weighting, except for non-owner-occupied loans which are assigned a 40% weighting.

Multi-family Mortgage Loans. The U.S. Index of Leading Economic Indicators is the national economic factor utilized for multifamily mortgage loans; however, because the Company deems local economic factors more relevant to this class, the national economic factor accounts for only a 10% weighting. A composite index of the Chicago Purchasing Managers index and the regional unemployment rate comprises the local economic factor and is assigned a 30% weighting. The Company’s historical loss ratio for this class of loans is computed using a rolling twelve-quarter average and is assigned a 60% weighting.

Wholesale Commercial Loans. This loan class presently consists of multi-family loans originated outside of the Chicago metropolitan area; however, the collateral for some loans may be located in an area contiguous to the Chicago metropolitan area. The U.S. Index of Leading Economic Indicators is the national economic factor utilized for wholesale commercial loans. Because the Company deems national economic factors more relevant to this class, the national economic factor accounts for a 50% weighting. A composite index of the Chicago Purchasing Managers index and the regional unemployment rate comprises the local economic factor and is assigned a 10% weighting given the predominant geographic distribution of this loan class outside the Chicago metropolitan area. Because these loans in this class are also among the least seasoned in the Company’s overall loan portfolio, the Company’s historical loss ratio for this class of loans is computed using a rolling twelve-quarter average and is assigned a 40% weighting.

Non-Residential Real Estate Loans. The U.S. Index of Leading Economic Indicators is the national economic factor utilized for non-residential real estate loans; however, because the Company deems local economic factors more relevant to this class, the national economic factor accounts for only a 10% weighting. A composite index of the Chicago Purchasing Managers index and the regional unemployment rate comprises the local economic factor and is assigned a 25% weighting due to the diversity of the collateral types within this class. The Company’s historical loss ratio for this class of loans is computed using a rolling twelve-quarter average and is assigned a 65% weighting.

Construction, Development and Land Loans. The U.S. Index of Leading Economic Indicators is the national economic factor utilized for construction, development and land loans; however, because the Company deems local economic factors more relevant to this class, the national economic factor accounts for only a 10% weighting. A composite index of the Chicago Purchasing Managers index and the regional unemployment rate comprises the local economic factor and is assigned a 25% weighting. The Company’s historical loss ratio for this class of loans is computed using a rolling twelve-quarter average and is assigned a 65% weighting.

Commercial Loans. The U.S. Index of Leading Economic Indicators is the national economic factor utilized for commercial loans; however, because the Company deems local economic factors more relevant to this class, the national economic factor accounts for only a 10% weighting. A composite index of the Chicago Purchasing Managers index and the regional unemployment rate comprises the local economic factor and is assigned a 30% weighting for general secured and unsecured loans and 10% for health-care related loans (due to the government-guaranteed status of the underlying eligible collateral). The Company’s historical loss ratio for this class of loans is computed using a rolling twelve-quarter average and is thus assigned a weighting between of 60% and 80% depending on the nature of the collateral, if any.

Commercial Leases. This loan class consists of commercial leases originated outside of the Chicago metropolitan area. The U.S. Index of Leading Economic Indicators is the national economic factor utilized for national commercial leases. Because the Company deems national economic factors more relevant to this class, the national economic factor accounts for between 25% to 75% of the weighting, depending on the credit quality of the lessee; investment grade lessees merit a lower weighting due to their typically globally-based operations compared to a below-investment grade domestic lessee, for which the condition of the U.S. national economy has a considerable greater impact. The Company’s historical loss ratio for this class of loans is computed using a rolling twelve-quarter average and is assigned a weighting equal to the reciprocal of the national economic factor weighting assigned.

Consumer Loans. The U.S. Index of Leading Economic Indicators is the national economic factor utilized for consumer real estate loans; however, because the Company deems local economic factors more relevant to this class, the national economic factor accounts for only a 10% weighting. A composite index of the Chicago Purchasing Managers index and the regional unemployment rate comprises the local economic factor and is assigned a 20% weighting. The Company’s historical loss ratio for this class of loans is computed using a rolling twelve-quarter average and is assigned a 70% weighting. Loans secured by deposit accounts held by the Company do not have a material allowance due to the absence of credit risk presented by the collateralization status of this sub-class of consumer loans.”

•	disclose the activity in the allowance for credit losses by portfolio segment for each period pursuant to ASC 310-10-50-11B(c);

Response:

The following information was included in our March 31, 2011 Form 10-Q filed on May 10, 2011

“Activity in the allowance for loan losses is as follows:

	Three months ended March 31,
	2011	2010

Beginning balance	$22,180	$18,622
Loans charged off
One-to-four family residential real estate loans	(1,628)	(1,262)
Multi-family mortgage loans	(237)	(178)
Nonresidential real estate loans	—	(2)
Construction and land loans	(378)	(525)
Commercial loans	—	—
Commercial leases	—	—
Consumer loans	(16)	(7)

	(2,259)	(1,974)

Recoveries:
One-to-four family residential real estate loans	2	1
Multi-family mortgage loans	89	—
Nonresidential real estate loans	58	16
Construction and land loans	—	—
Commercial loans	10	—
Commercial leases	—	—
Consumer loans	—	—

Recoveries	159	17

Net charge-off	(2,100)	(1,957)
Provision for loan losses	2,424	851

Ending balance	$22,504	$17,516”

•	disclose the information required by ASC 310-10-50-15(a)(3) and (4) for each date a statement of financial position is presented;

•	disclose the information required by ASC 310-10-50-15(c) presented by class of financing receivable;

Response:

The following information was included in our March 31, 2011 Form 10-Q filed on May 10, 2011:

“The following table presents loans individually evaluated for impairment by class loans:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Investment in Impaired Loans	Interest Income Recognized
March 31, 2011
With no related allowance recorded:
One-to-four family residential real estate loans	$—	$—	$—	$66	$—
One-to-four family residential real estate loans - non- owner occupied	1,216	1,291	$—	1,118	16
Multi-family mortgage loans	4,096	4,313	—	3,843	22
Nonresidential real estate loans	4,538	4,628	—	4,169	25
Construction loans	—	—	—	250	—
Land loans	—	—	—	152	—
Commercial loans – secured	457	485	—	457	—
Commercial loans - other	96	118	—	97	3

	10,403	10,835	—	10,152	66

With an allowance recorded:
One-to-four family residential real estate loans	$1,340	$1,455	$288	$447	$—
One-to-four family residential real estate loans - non- owner occupied	2,778	2,912	687	3,014
Multi-family mortgage loans	5,225	5,567	1,504	5,815	—
Wholesale commercial lending	4,405	4,606	1,469	4,405	—
Nonresidential real estate loans	8,772	8,839	1,701	8,773	71
Construction loans	3,274	3,634	887	3,024	—
Land loans	2,057	2,341	822	2,663	—
Commercial loans – secured	3,054	3,304	1,801	3,054	—
Commercial loans – unsecured	158	205	127	158	—
Non-rated commercial leases	72	77	72	72

	31,135	32,940	9,358	31,425	71

Total	$41,538	$43,775	$9,358	$41,577	$137

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Investment in Impaired Loans	Interest Income Recognized
December 31, 2010
With no related allowance recorded:
One-to-four family residential real estate loans - non-owner occupied	$1,244	$1,321	$—	$3,028	$69
Multi-family mortgage loans	3,554	3,723	—	8,264	142
Wholesale commercial lending	—	—	—	1,780	—
Nonresidential real estate loans	3,949	4,008	—	4,481	221
Construction loans	333	357	—	1,108	55
Land loans	—	—	—	772	—
Commercial loans – secured	457	478	—	347	10
Commercial loans – other	97	117	—	83	7
Non-rated commercial leases	—	—	—	20	—

	9,634	10,004	—	19,883	504

With an allowance recorded:
One-to-four family residential real estate loans - non-owner occupied	$2,778	$2,888	$686	$2,075	$31
Multi-family mortgage loans	6,012	6,362	1,709	4,058	97
Wholesale commercial lending	4,405	4,589	1,522	881	71
Nonresidential real estate loans	8,773	8,837	1,637	6,255	416
Construction loans	2,940	3,244	730	2,447	—
Land loans	2,865	3,339	1,125	2,676	—
Commercial loans – secured	3,054	3,265	1,804	3,783	28
Commercial loans – unsecured	158	202	127	82	—
Non-rated commercial leases	72	77	72	29	4

	31,057	32,803	9,412	22,286	647

Total	$40,691	$42,807	$9,412	$42,169	$1,151

•	disclose in this note, the information required for troubled debt restructurings pursuant to ASC 310-10-50-33 & 34.

Response:

The following information was included in our March 31, 2011 Form 10-Q filed on May 10, 2011:

“Troubled Debt Restructurings

The following table sets forth the troubled debt restructurings by loan category:

	March 31, 2011	December 31, 2010
	(dollars in thousands)

One-to-four family residential real estate – non-owner occupied	$4,200	$—
Multi-family mortgage	1,667	1,675
Nonresidential real estate	1,693	1,699

Troubled debt restructured loans – accrual loans	7,560	3,374

Multi-family mortgage	11	13
Nonresidential real estate	3,137	3,137

Troubled debt restructured loans – nonaccrual loans	3,148	3,150

Total troubled debt restructured loans	$10,708	$6,524

TDR loans increased $4.2 million during the first quarter of 2011. Total loans classified as TDRs were 0.80% of total loans at March 31, 2011, and 0.61% of the total loans at December 31, 2010.

We began the execution of a TDR of $4.2 million in loans to several family-related borrowers with a total credit exposure of $5.7 million secured by non-owner occupied one-to-four family rental properties located in our primary Chicago metropolitan market. A partnership owned by the individual borrowers filed a Chapter 11 bankruptcy proceeding in early second quarter 2011. The restructuring involves a division of assets between the individual borrowers and a segregation of the new total loan amount due into a conforming “A” fully amortizing note for $3.4 million, a “B” fully amortizing note for $800,000. The borrowers are expected to remain current on the restructured loans. In accordance with impairment testing conducted on the entire credit exposure in connection with the TDR classification, the Company elected to charge off $1.2 million of the $5.7 million total exposure based on current appraisals of the underlying collateral on the entire credit relationship and confirmation of uncollectibility from all available repayment sources.

Of the $10.7 million in loans that were classified as TDRs at March 31, 2011, 71% were on accrual status and continued to perform according to the terms of the applicable loan agreements. Of the $6.5 million in loans that were classified as TDRs at December 31, 2010, $3.4 million, or 52%, remained on accrual status as of that date.”

Note 10 – Income Taxes, pages 96

6.	We note you have no valuation allowance for deferred tax assets at December 31, 2010 or 2009. Provide us with a robust analysis of the factors you considered in reaching your conclusion that a valuation allowance was unnecessary and that it was more likely than not that your DTA would be realized. Specifically tell us the positive and negative evidence you used to support your conclusion (provide us quantitative support as necessary), refer to ASC 740-10-30-21 & 22.

Response:

Appendix A to this response sets forth the Company’s full analysis, together with supporting schedules and assumptions, supporting its conclusion that a valuation allowance for deferred tax assets was unnecessary at December 31, 2010.

The Company requests confidential treatment of Appendix A to this response pursuant to 17 C.F.R. § 200.83 because Appendix A contains nonpublic trade secrets and commercial or financial information obtained from the Company that is privileged or confidential pursuant to 5 U.S.C. §552(b)(4).

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (630) 242-7700 if you have any further comments or questions regarding this response.

Sincerely,

/s/ Paul A. Cloutier

Paul A. Cloutier
Executive Vice President and Chief Financial Officer